Exhibit (a)(5)(iii)

Netro Conference Call
July 18, 2002
2:30 PM PST

John Miller:

         Thank you and welcome to this afternoon’s conference call to discuss the financial results for the second quarter and the announcement that the Company’s board has authorized a tender offer. Following the formal presentation, we will open the call for questions.

         For the question and answer session, we are requesting that each shareholder limit their comments to 1 minute and the number of questions to 2, in order to ensure that we are able to address a sufficient number of questions from the various parties on the call.

         Participating today in the call are Gideon Ben-Efraim, Netro’s Chairman and CEO and Sanjay Khare, Netro’s CFO.

         Before we begin this discussion let me review a few points.

         WITH REGARD TO THE TENDER OFFER, THIS CONFERENCE CALL IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFERS TO BUY NETRO’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT NETRO WILL BE SENDING OUT SHORTLY. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFERS. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE STOCK TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

The matters discussed in this call, including the financial expectations, are forward-looking statements and involve risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Potential risks and uncertainties include, but are not limited to, political and economic conditions in the countries we do business in, business conditions generally, growth in the telecommunications industry, delays in the expansion of networks by existing customers, the financial condition and strategy of our OEM partners, lower than expected customer orders, competitive pressures, technological difficulties encountered in developing new products, the availability of capital to service providers, the ability to timely adopt the Angel product for the international marketplace, achieving revenues from the Angel product in the second half of 2002, and Netro’s ability to manufacture and sell the Angel product on a cost-effective basis. We expressly disclaim any responsibility to update any projections contained herein. Further information regarding these and other risks is included in Netro’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, in Netro’s Quarterly Report on Form 10-Q for the three months ended March 31, 2002 and in its other filings with the Securities and Exchange Commission.

         Now let me transfer the call to Mr. Gideon Ben-Efraim, Netro’s Chairman and CEO.

Gideon:

         Thank you, John and thank you to everyone for joining us on this call. I assume that by now all of you have seen a copy of the two news releases that we issued earlier today. The first presented the financial results for the second quarter and the second announced the Board’s approval of a tender offer for 23 million shares of Netro’s common stock at a purchase price between $3.50 and $4.00 per share, combined with a supplemental open market repurchase of Netro’s common stock. We plan to discuss both of these developments in detail.

         Let me begin by briefly reviewing the highlights of the earnings release and then I will provide an overview of the tender offer.

         Turning first to the results of the second quarter, I am pleased to report that the company achieved a number of significant milestones during the quarter.

•	Our revenues grew by approximately 13 percent to $5.7 million compared to $5 million for the first quarter.

•	We generated Angel revenues for the first time. The sale was to a customer in the Asia Pacific region. This is ahead of our internal plan. Although the sale was for a relatively small amount, we believe that it was significant because it demonstrates how quickly we have been able to get our arms around this new product and get it into the market.

•	Based upon the positive feedback that we are receiving from the field, we believe that the market sees the value in the product and its field-proven non-line-of-sight capabilities, and that Angel is going to play an increasing role in our future growth.

•	We are pleased with our progress in China where our new system integrator partners are actively promoting our products. Both the AirStar 3.5 GHz and the 26 GHz products have received type approval from the Chinese Regulatory Authorities. As a result we were able to generate more than 5% of revenues from sales in China. The China market is open to a variety of fixed wireless solutions, providing ample opportunities for both AirStar and Angel, and allowing us to benefit from our fixed-wireless one-stop-shop strategy. However, the first round of 26 GHz licensing and the second round of 3.5 GHz licensing continue to be delayed. Until this delay has been resolved, the amount of business we can do in China is limited. We expect licensing to resume within the next couple of quarters.

•	For AirStar, we are pursuing several 3G infrastructure opportunities. This builds on our previous position in using AirStar for GSM backhaul. An interesting trend among our cellular backhaul customers is that many of them use the same AirStar footprint they are using for backhaul to address voice and data access services for business customers in the area covered.

•	On the Angel product front I am pleased to report that the integration of the Redmond team is on schedule. We intend to keep the Redmond development center in place. The Redmond center houses a complete R&D function for Angel, as well as an Angel product marketing group product and support functions, such as support for our contract manufacturers and customer advocacy. There are about 130 employees in Redmond, the majority of them engineers. With these assets in place, as well as the innovation and field experience inherent in the Angel product, we have already begun to develop the next generation of the Angel product with higher capacity and lower costs.

•	The initial sales of Angel, combined with the consistent performance of AirStar continue to validate our “one-stop shopping” strategy, in which we have the ability to meet the diverse fixed wireless needs of a variety of customers, ranging from large industrial and commercial users, to small business and residential applications. Many customers we are talking to are showing interest in both our product lines. They want to use Angel for mass-market voice and data applications and AirStar to backhaul the Angel system.

•	Looking ahead, we finished the quarter with bookings in place for Angel, which we hope to convert to revenue in the second half of 2002.

Before introducing Sanjay Khare, our Chief Financial Officer, I would like to say a few words about the tender offer.

         As we said in our news release, our board has authorized a tender offer to purchase up to 23 million shares or 38 percent of our outstanding common stock at a purchase price between $3.50 and $4.00 per share.

         In addition the Board has authorized management to purchase stock following completion of the tender offer and subject to applicable regulations. The maximum amount to be used in such repurchases is $100 million, less the amount actually used to purchase shares in the tender offer. For example, if we complete the purchase of all 23 million shares and the lower end of the range of $3.50, we would spend $ 80.5 million on the tender offer and a maximum of $ 19.5 million on subsequent open market repurchases. Repurchases will not begin until at least 10 business days after the expiration of the tender offer.

         The Board took this action following a thorough review of Netro’s AirStar and Angel product lines and their respective markets. Based upon management’s reports of their contacts with existing and potential customers, the Board believes that Netro’s market sector, while experiencing a cyclical downturn, continues to hold long-term promise and that AirStar and Angel are favorably positioned to meet customer demands. The Company has cash resources which can be used to finance the offer, and which also exceed the resources required by the company to achieve its objectives.

         None of the Company’s directors or executive officers will tender shares, although certain affiliates of our directors, including AT&T Wireless, Inc. and my adult son, may tender some or all of their shares.

         I’d now like to turn the call over to Sanjay Khare, who will go over some of the details relating to the tender offer, as well as to review the second quarter’s financial results. Afterwards, we will open the call to questions.

Sanjay:

         Thank you, Gideon. Before I begin each of you should have received a copy of our press releases, however, for those of you who have not, copies are available on our website – www.netro-corp.com.

         I will first discuss a few more details on the tender offer and then move on to discuss the AirStar and Angel businesses in detail, as well as the results for the second quarter.

         Tender Offer

         Pro forma, assuming the tender offer is fully subscribed and was completed as of April 1, 2002 and depending on the price per share to be paid, Netro’s cash balances would have been $183.8 or $195.3 million. This is ample cash for us to continue to deliver on our plans and to emerge, once the industry picks up, as a leader in the broadband fixed wireless access space.

         Under the Dutch auction procedure, the price at which Netro’s common stock is purchased from tendering stockholders and the amount of common stock purchased will depend on the prices at which tendering holders specify they are willing to sell their common stock and the total number of common stock tendered. Netro will determine a final purchase price that is the lowest price in the price range enabling it to purchase up to the offer amount of Netro common stock validly tendered at or below the purchase price. Netro will pay the same final purchase price for all for all Netro common stock purchased in the tender offer.

         The tender offer will commence Friday, July 19, 2002 and will expire on Friday, August 16, 2002, at 5:00 pm, New York City time, unless extended.

         Within the next week we will post some additional information on our web site regarding the tender offer, however complete information on the tender offer will be available from the SEC web site or by calling Georgeson Shareholder Communications Inc. at the number in the press release starting tomorrow.

Highlights for the Quarter

         Our strategy going forward is to focus on three primary market segments: carriers serving the voice and high-speed data market for residential and small business applications, which we serve with our Angel product, mobile operators who require infrastructure for their GSM and 3G networks, which we address with our AirStar product and carriers providing voice and data access small to medium-sized businesses, which we also address with our AirStar product.

Angel:

         The main potential we see for Angel is in Asia and Latin America, where fixed wireless is a proven solution to supply residential and small business customers with basic voice and high-speed data services. We are still waiting for the second round of 3.5 GHz allocations in the China market to happen; current deployments and activity have been limited to only 5 cities. However, the delay in licensing has allowed us to prepare ourselves for this market, and indeed, with the new systems integrators we have in place, we believe we are well-positioned in this market.

         By deploying the Angel product, service providers can offer a service bundle of voice and data services. Our focus is service providers that have the infrastructure and the experience to deploy a full-scale nationwide fixed wireless network to offer DSL data speeds where they cannot do so using other technologies and to enable them to offer additional voice lines.

         Features that service providers are particularly interested in:

•	Non Line of Sight OFDM capability which increases coverage while cutting costs. No other company on the market has a full-scale OFDM network deployed, working in a carrier class environment and really delivering on 95% predictability of coverage.

•	High speed data which increases revenue opportunities

•	Toll quality voice to ensure customer satisfaction

•	High reliability together with a leading-edge fully developed network management system which greatly simplifies implementation and integration for the customer

We have also made progress in defining the next steps for Angel – innovating on the cost front, and identifying self-installability of the product as well as integration with 802.11 standards based equipment as our future product focus.

         Angel development efforts are proceeding nicely. During the second quarter we completed the international Angel system with a V5.2 international switch interface, confirmed its interoperability with several major voice switches and have shipped it to customers both for trial and revenue. The v5.2 development means we can offer a complete 1.9 and 2.3 GHz solution to our customers today. We are also on track to complete the Angel 3.5 GHz radio in the third quarter, as planned. With the 3.5 GHz radio we will have effectively completed the initial international adjustment of the Angel product.

         Over the last quarter we have also learned more about the competitive landscape for the Angel product. In most large ILEC accounts, we see the requirement for voice and data together in a single product as being the most important issue. We believe that this provides us with an advantage over IP only systems, which offer voice-over-IP as their voice solution. As such, in many cases our main competition in accounts is the older guard wireless local loop products, where data speeds are lower and there is no non-line-of-sight capability.

AirStar

         AirStar serves mobile operators who require infrastructure for their GSM and 3G networks, to take traffic from local base stations into the core network, and carriers serving small to medium-sized businesses, with voice and high speed data services. As an access solution, AirStar is typically successful in emerging markets where the incumbent offers few high-speed connectivity options at a high price to the end user. As a cellular infrastructure solution, the UMTS or 3G marker requires high capacity transmission between the multiple base stations required, and this is where AirStar can provide a significant cost saving solution for our carrier customers. As Gideon mentioned earlier, in many cases AirStar serves both GSM backhaul and small and medium sized business access at the same time.

•	The use of AirStar as mobile infrastructure is emerging as a major theme for us and we believe we are well positioned to deliver on this promise.

•	AirStar is still the bulk of our revenues and will continue to be so for the remainder of the year.

Q2 Results

Revenues:

         Q2 revenues were $5.7 million compared to $5.0 million for the 1st quarter. This is an increase of 13% over the previous quarter and 177% over the second quarter of 2001. The increase in revenue is primarily due to the addition of customer and system integration partners in the Middle East, Asia and North America. Key revenue milestones were:

•	We shipped the Angel product ahead of plan

•	Revenues from China exceeded 5% of revenue for the first time

We see Angel, China and 3G infrastructure applications all as upside potential for Netro revenues.

         As in the first quarter, sales in Europe were stable, a favorable trend given the financial difficulties some of our Latin American customers are still facing. Geographic sales distribution during the quarter was 70% to Europe, 15% to Latin America, 8.4% in Asia Pacific and 6.7% in North America. We still have not seen a pick up in orders in Latin America, since the region’s economic troubles still are affecting revenues in the region. We expect geographic mix to be similar in the next few quarters, until the economic situation in Latin America gets better or we get major Angel revenues which might alter the geographic mix of revenues.

         AirStar revenues are still the bulk of Netro’s revenues, at 99%. We were particularly pleased to ship product to continuing customers such as Connex, a Vodafone subsidiary in Romania, Crowley Data in Poland, Star21 in the Czech Republic and Broadnet throughout Europe.

         In general, we see increased activity and interest in the market and feel that we are getting good access to some important potential accounts. We spent much of the second quarter responding to numerous RFPs for both AirStar and Angel. Both products are indeed delivering on the promise of synergistic sales. Customers are interested in both.

         Average selling prices for AirStar base stations were relatively consistent in the period with a fully redundant, 4 sector base station totaling out at approximately $80,000. ASPs for AirStar customer premise equipment increased slightly. However last quarter’s average price of $3,500 remains a better predictor of the base from which AirStar CPE prices will continue to decline. AirStar base station related revenues represented approximately 32% of revenues in the 2nd quarter with the balance coming from CPE.

         Angel sales have not been extensive enough for us to provide a view of what ASPs will be like, and margins are still affected by the inventories we have received from AT&T Wireless and do not necessarily reflect our steady state gross margins for Angel. However, we are comfortable saying that CPEs for the Angel system will typically sell for well below $1,000, and we expect base stations to sell at prices similar to that of AirStar base stations.

         The company’s future revenue will be driven primarily by the emergence of revenues from the Angel product, the roll-out of third generation cellular networks in Europe, the emergence of the market for both access and backhaul in China, and a general worldwide economic recovery, particularly in Latin America. While the level of interest we are receiving for our Angel product is encouraging, we continue to be dependent on orders for large projects for which the sales cycles are quite long. The UMTS infrastructure front for the AirStar product and China revenue are showing positive signs as well, although delays in UMTS rollout and the China licensing process seem to be continuing. Similarly, a recovery in the Latin American economy has also not begun at this time. Until some of these issues are resolved, we continue to take a cautious outlook for the second half of the year, although we do anticipate that fourth quarter revenues will be higher than the current period as a result of the contribution of Angel revenues.

Gross Margins:

         Gross margins for the first quarter were 18% percent, an increase of 6 percentage points from 12% in the previous quarter. The improved gross margin reflected a modest increase in average selling prices. Although we experience price pressure on an ongoing basis, we have commenced shipment of our new cost reduced AirStar platform, and as a result, expect margins to improve by 700 to 800 basis points before the end of the year.

Operating expenses:

         In terms of operating expenses, total operating expenses were $21.2 million, of which $8.5 million were related to research and development and $9.8 million were related to SG&A with the balance related to non-cash charges, mostly related to amortization of intangible Angel assets acquired in February 2002. Research and development expenses increased approximately $1.2 million over the prior quarter. This increase is the result of an increase in the amount we spent on the Angel product line by approximately $1.9 million, which is related to the fact that Angel was a part of Netro for all of the second quarter as opposed to only 6 weeks of the first quarter. This increase was partially offset, however, because we spent approximately $700,000 less on AirStar related projects, which was related to the reorganization and reduction in force we conducted last quarter. SG&A expenses were approximately $1.6 million higher in the second quarter as compared to the first quarter, however, approximately $800,000 of these expenses were one-time expenses related to the integration of the Angel IT systems into Netro’s, and approximately $200,000 of these expenses were legal and proxy related expenses. The balance of the increase in SG&A expenses were a reflection of the Angel SG&A resources being in place for a full quarter during the second quarter as opposed to only 6 weeks of the first quarter. Finally, operating expenses also reflect the addition of $2.7 million of non-cash amortization of intangible assets acquired during the Angel acquisition, which will continue to appear on a quarterly basis for the next 11 quarters.

         We will continue to investigate opportunities to reduce operating expenses, however we believe that we must continue to prudently invest in our technology and the market launch of future Angel and AirStar releases if we are to emerge from this cyclical downturn as a stronger company. As a result, we do not expect operating expenses to differ substantially in Q3 from the prior quarter, except to the extent that G&A expenses will not reflect the one-time charges included in the second quarter.

Earnings per Share:

         Loss per share was a loss of $0.30 per share. Interest income was $ 1.7 million, lower than in the previous quarter due to reduced cash balances.

Balance Sheet:

         Inventory turns for the first quarter, measured using the average beginning and ending balance method, were 2.8 as opposed to 2.7 for the prior quarter.

         Accounts Receivable were $ 5.9 million at June 30. As a result, DSOs, calculated using the average beginning and ending balance method, were 90 days in the second quarter compared to 82 days in the prior quarter. We expect DSOs to continue at these levels.

         Cash used during the quarter was approximately $16.6 million. On an ongoing basis, we continue to expect cash burn to be between $15 million and $20 million per quarter, until Angel begins to contribute significantly to gross margin.

         This concludes my presentation of the financial results. I’d like to now ask the operator to open the call for questions for Gideon and myself. Once again, we are requesting that each shareholder limit their comments to 1 minute and the number of questions to 2, in order to ensure that we are able to address a sufficient number of questions from the various parties on the call.